Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)
	Year Ended Dec. 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from operations	$1,188,591	$1,056,838	$984,406	$870,383	$750,092
Add: Fixed charges	708,529	705,740	654,080	722,561	622,554
Deduct: Undistributed equity in earnings of unconsolidated affiliates	29,948	24,664	3,571	1,900	2,775
Earnings as defined	$1,867,172	$1,737,914	$1,634,915	$1,591,044	$1,369,871

Fixed charges:
Interest charges	$577,291	$561,654	$552,919	$563,438	$486,967
Interest charges on life insurance policy borrowings	372	324	248	105,396	117,536
Interest component of leases	130,866	143,762	100,913	53,727	18,051
Total fixed charges	$708,529	$705,740	$654,080	$722,561	$622,554
Ratio of earnings to fixed charges	2.6	2.5	2.5	2.2	2.2